April 21, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549-3628
Division of Corporation Finance

RE: Schedule 14A filed by Ted Karkus et al. on April 9, 2009 (File No. 0-21617)
Attn: Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

To Whom It May Concern:

We, the undersigned, are participants in that certain Schedule 14A filed by Ted Karkus et al. on April 9, 2009 (File No. 0-21617) with the United States Securities and Exchange Commission (the “Commission”) and in subsequent amendments to the Schedule 14A.  We are writing to acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our attorney with respect to this matter, Aron Izower of Reed Smith LLP at (212) 549-0393.  His fax number is (212) 521-5450 and his e-mail address is aizower@reedsmith.com.

By:	/s/ Ted Karkus	By:	/s/ Mark Burnett
	TED KARKUS		MARK BURNETT

By:	/s/ John DeShazo	By:	/s/ Mark Frank
	JOHN DESHAZO		MARK FRANK

By:	/s/ Louis Gleckel, MD	By:	/s/ Mark Leventhal
	LOUIS GLECKEL, MD		MARK LEVENTHAL

By:	/s/ James McCubbin
JAMES MCCUBBIN